Exhibit (h)(22)

[Holland Capital Management LLC Letterhead]

December 9, 2009

Mr. Stacey E. Hong, President
Forum Funds
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE: Contractual Waivers and Reimbursements

Dear Mr. Hong:

Holland Capital Management LLC (the “Adviser”) agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure the total annual operating expenses (excluding taxes, extraordinary expenses, independent trustee fees and expenses, brokerage fees and commissions, and borrowing costs including interest and dividend expenses on short sales and acquired fund fees and expenses) for the Institutional Shares of the Lou Holland Growth Fund (the “Fund”), a series of the Forum Funds (the “Trust”), so that total annual operating expenses for Institutional Shares do not exceed 1.20%, through December 31, 2010.

This agreement can only be terminated or amended upon the approval of the Trust’s Board of Trustees and it automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on December 31, 2010.

Very Truly Yours,
Holland Capital Management LLC

By:
      Monica L. Walker, President